Exhibit 99.7

You’re Invited!

You are cordially invited to an informational meeting to learn more about the offering of SB Financial Group, Inc. depositary shares and the business of SB Financial Group, Inc. and its subsidiaries, including The State Bank and Trust Company.

Senior officers of SB Financial Group, Inc. will present information and answer your questions.

Date & Time TBD	Date & Time TBD	Date & Time TBD
TBD Location	TBD Location	TBD Location
TBD Street Address	TBD Street Address	TBD Street Addresss
TBD City, ST Zip	TBD City, ST Zip	TBD City, ST Zip

FOR RESERVATIONS, PLEASE CALL:

SB Financial Group, Inc.

Offering Information Center

toll-free at (877) 860-2070,

From 10:00 a.m. to 4:00 p.m., Eastern Time,

Monday through Friday, except bank holidays.

An investment in the depositary shares is subject to investment risks, including possible loss of the principal invested. This is not an offer to sell or a solicitation of an offer to buy the depositary shares. The offer is made only by the prospectus. The depositary shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.